FEDERATED CAPITAL INCOME FUND, INC.

                           Federated Investors Funds
                              5800 Corporate Drive
                      Pittsburgh, Pennsylvania 15237-7000

                               September 14, 2007

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

       RE:   FEDERATED CAPITAL INCOME FUND, INC. ("Registrant")
             1940 Act File No. 811-5114

Dear Sir or Madam:

       We hereby submit Amendment No. 2 to the application on Form N-8F for an Order declaring that the Registrant has ceased to be an investment company. Per your letter dated May 1, 2007, our responses to your comments are as follows:

RESPONSE TO COMMENT 1.:  WE HAVE CHANGED THE RESPONSE TO ITEM 14 TO NO.

RESPONSE TO COMMENT  2.:   WE HAVE CHANGED THE RESPONSE TO ITEM 26(A) TO READ AS
"FEDERATED CAPITAL INCOME FUND,  A  PORTFOLIO  OF  FEDERATED  INCOME  SECURITIES
TRUST."

       If our responses are sufficient, please send the Deregistration Order to my attention.

       If you have any questions on the enclosed material, please contact  me at
(412) 288-6659.

                                                     Very truly yours,



                                                     /s/ Joseph W. Kulbacki
                                                     Joseph W. Kulbacki
                                                     Paralegal

Enclosures